Viceroy	News Release #2006.10
Exploration Ltd.	TSX: VYE

520 – 700 West Pender Street, Vancouver
British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Exploration Options Evelina Property to Corex Gold

Vancouver, British Columbia, May 8, 2006 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”) is pleased to announce that, subject to all necessary approvals, an agreement has been signed whereby Corex Gold Corp. (“Corex”) may acquire a 60% interest in Viceroy’s 100% held, 3,938-hectare Evelina property located in the High Andes, in northern San Juan Province, Argentina.

Pursuant to the terms of the agreement with Viceroy, Corex may earn a 60% interest in the Evelina property over four years by making expenditures, with pre-agreed annual minimums, aggregating US$3.5 million and by issuing a total of 800,000 common shares. After Corex has earned-in, Viceroy has the right to earn back a 60% interest, thereby reducing Corex’s interest to 40%, by incurring one and a half times the US$3.5 million in expenditures made by Corex. The foregoing is subject to all requisite regulatory approvals. As Viceroy and Corex share a director in common, the agreement has been negotiated at arm’s length and has been approved by the independent directors of both companies.

The Evelina property is in close proximity to Barrick Gold’s Veladero Mine. Previous exploration conducted on the property by Viceroy Resource Corporation and Barrick Gold outlined potential for both high and low sulphidation gold systems.

Mr. Ron Netolitzky, Chairman of the Company, stated that, “This agreement meets our objective of having exploration conducted on the Company’s less advanced properties while permitting our main focus to remain on the Gualcamayo project.”

Shareholder Rights Plan

Further to the Company’s news release of March 22, 2006 announcing the adoption of a Shareholder Rights Plan (the “Rights Plan”) subject to shareholder approval, the Company advises that at the annual meeting of shareholders held on April 28, 2006, the Rights Plan was ratified by the shareholders. Additional details regarding the Rights Plan is provided in the Management Information Circular available for viewing on SEDAR and mailed to the shareholders of the Company prior to the annual meeting.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is currently focused on the exploration, advancement and development of its advanced stage Gualcayamo project located in San Juan Province, Argentina. Viceroy also owns 100% of four early stage projects in San Juan and La Rioja Provinces, Argentina, one of which is the Evelina property.

For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail us at info@viceroyexploration.com.

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.